

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2023

David Hsu
Chief Executive Officer
SolarMax Technology, Inc.
3080 12th Street
Riverside, CA 92507

> **Re: SolarMax Technology, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed August 7, 2023**
> **File No. 333-266206**

Dear David Hsu:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 7 to Registration Statement on Form S-1 filed on August 7, 2023

Use of Proceeds, page 65

1.   Please clarify why you disclose net proceeds of the offering as $16.9 million in Use of Proceeds, but as $15,730,000 in the Capitalization section on page 66.

Exhibits

2.   We note your auditors consent at exhibit 23.1. Please have your auditors amend their consent to refer to the correct registration statement amendment.

You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Asher Levitsky